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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                                COMPS.COM INC.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.01 Par Value Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    204679104
           --------------------------------------------------------
                                 (CUSIP Number)

                               Halsey M. Minor
                             150 Chestnut Street
                           San Francisco, CA 94111
                                (415) 395-7800
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 25, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3   Pages
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CUSIP No. 204679104                   13D                 Page  2  of  3  Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

Minor Revocable Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
              Not Applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
              Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
              United States.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  699,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  699,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              699,000
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              5.92%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
              OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
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ITEM 1.  SECURITY AND ISSUER

The securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock") of COMPS.COM, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9888 Carroll Centre Road, San Diego, California 92126-4581.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f) The Minor Revocable Trust (the "Trust") is an intervivos trust that was established for the benefit of certain family members of Halsey M. Minor and such other persons in accordance with the terms of Trust. The initial Trustee of the Trust is Halsey M. Minor. Halsey M. Minor, a United States citizen, whose principal occupation is President and Chief Executive officer of C/Net, Inc., and whose business address is 150 Chestnut Street, San Francisco, California 94111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On behalf of the Trust, Mr. Minor purchased 699,000 shares of Issuer Common Stock in a series of open market transactions between May 25, 1999 and July 2, 1999. The shares were paid for in cash from the funds of the Trust.

ITEM 4.  PURPOSE OF TRANSACTION

Neither the Trust nor Mr. Minor as Trustee has any plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Trust beneficially owns 699,000 shares of the Common Stock, which represents approximately 5.92% of the outstanding Issuer Common Stock.

(b) Mr. Minor as Trustee exercises has sole voting and dispositive power with respect to the trust shares of the Issuer Common Stock.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 9, 1999

                                       By: /s/ Halsey M. Minor
                                       ----------------------------------------
                                               Halsey M. Minor
                                               as Trustee